January 20, 2009

Allianz NFJ Large-Cap Value Fund

c/o Allianz Funds

1345 Avenue of the Americas

New York, NY 10105

Allianz AGI Value Fund

c/o Allianz Funds

1345 Avenue of the Americas

New York, NY 10105

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated January 14, 2009, between Allianz Funds, a Massachusetts business trust, on behalf of its fund, Allianz AGI Value Fund (“Target Fund”), and Allianz Funds, on behalf its fund, Allianz NFJ Large-Cap Value Fund (“Acquiring Fund”). The Agreement describes a proposed reorganization (the “Reorganization”) that will occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Merger Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Merger Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Sections 8(f) and 9(f) of the Agreement. Capitalized terms not defined in this opinion are used in this opinion as defined in the Agreement.

Target Fund is a series of the Allianz Funds, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

January 20, 2009

Acquiring Fund is also a series of Allianz Funds. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the combined Prospectus/Information/Proxy Statement dated October 31, 2008, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and customary assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the paragraphs following the representations below, for U.S. federal income tax purposes:

1.	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund transferred to Acquiring Fund pursuant to the Agreement in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

3.	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets that Acquiring Fund receives from Target Fund will be the same as Target Fund’s tax basis in such assets immediately prior to the transfer;

4.	Under Section 1223(2) of the Code, Acquiring Fund’s holding periods in the assets it receives from Target Fund will include Target Fund’s holding periods in those assets;

5.	Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for the Merger Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of the Merger Shares by Target Fund to its shareholders in liquidation;

6.	Under Section 354 of the Code, no gain or loss will be recognized by the shareholders of Target Fund on the distribution of the Merger Shares to them in exchange for their shares of Target Fund;

7.	Under Section 358 of the Code, the aggregate tax basis of the Merger Shares that a Target Fund shareholder receives in exchange for shares of Target Fund will be the same as the aggregate tax basis of the shares in Target Fund that were exchanged therefor;

8.	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Merger Shares received pursuant to the Agreement will be determined by including the

January 20, 2009

holding period for the shares in Target Fund that were exchanged for those Merger Shares, provided that the shareholder held those shares in Target Fund as capital assets; and

9.	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Regulations under the Code.

We express no view with respect to the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company that invested in corporate stocks and bonds by an investment company that invested in municipal bonds. Specifically, the IRS based its ruling on the conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July 2005 suggests that the IRS’s position on the issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Reorganization would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term growth of capital and income by investing primarily in stocks of U.S. companies with large market capitalizations that have low valuations. After the Reorganization, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. Although Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

January 20, 2009

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

Ropes & Gray LLP